Exhibit 99.1

Tiziana Life Sciences PLC

(“Tiziana” or the “Company”)

Grant of options – Director dealings

London/New York, 26 August, 2020 – Tiziana Life Sciences plc (Nasdaq: TLSA; AIM: TILS) (“Tiziana” or the “Company”), a biotechnology company focused on innovative therapeutics for oncology, inflammation and infectious diseases, announces that the board of directors of the Company (the “Board” or “Directors”), with Mr Simon and Mr Brancaccio absenting themselves on grounds of interest, has awarded the following options on 25 August 2020.

(a) Willy Simon

Mr Simon has been awarded options to acquire 250,000 ordinary shares in the capital of the Company. The options are exercisable at a price of 147.5 pence per share (being the mid-market closing price of the Company’s shares traded on AIM on 25 August 2020). The options will vest in equal tranches over four years beginning on the date of grant, subject to attainment of the criteria set out below. Mr Simon has no existing interests in ordinary shares in the capital of the Company.

The options would vest over 4 years and in tranches so that each tranche would vest on a standalone or aggregated basis should the total shareholder return in each financial year be equal to, or exceed, 10%, as reported in the annual report and accounts for the Company for the relevant financial year and the first measurement period being in respect of the financial year ended 31 December 2020, with the decision as whether vesting had occurred to be taken on the business day following the publication of the relevant financial results.

The criteria for vesting are designed to align with shareholder interests and only to vest if shareholders benefit from enhanced value creation. The criteria of total shareholder return has been used as a performance benchmark on the basis that it is a figure which is independently audited annually.

(b) John Brancaccio

Mr Brancaccio has been awarded options to acquire 250,000 ordinary shares in the capital of the Company. The options are exercisable at a price of 147.5 pence per share (being the mid-market closing price of the Company’s shares traded on AIM on 25 August 2020). The options will vest in equal tranches over four years beginning on the date of grant, subject to attainment of the criteria set out below. Mr Brancaccio has no existing interests in ordinary shares in the capital of the Company.

The options would vest over 4 years and in tranches so that each tranche would vest on a standalone or aggregated basis should the total shareholder return in each financial year be equal to, or exceed, 10%, as reported in the annual report and accounts for the Company for the relevant financial year and the first measurement period being in respect of the financial year ended 31 December 2020, with the decision as whether vesting had occurred to be taken on the business day following the publication of the relevant financial results.

The criteria for vesting are designed to align with shareholder interests and only to vest if shareholders benefit from enhanced value creation. The criteria of total shareholder return has been used as a performance benchmark on the basis that it is a figure which is independently audited annually.

This information set out below is provided in accordance with Article 19(3) of EU Regulation 596/2014.

1.	Details of PDMR / person closely associated
a)	Name	(i) Willy Simon (ii) John Brancaccio
2.	Reason for the notification
a)	Position / status	(i) Non-Executive Director (ii) Non-Executive Director
b)	Initial notification /amendment	Initial notification
3.	Details of the issuer
a)	Name	Tiziana Life Sciences plc
b)	LEI	213800CED47HI8PIOB36
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument	Ordinary Shares of 3p each
b)	Identification code of the Financial Instrument	ISIN for Tiziana Life Sciences plc: GB00BKWNZY55
c)	Nature of the transaction	Grant of options
d)	Price(s) and volume(s)	Price	Volume
		(i) 147.5p	(i) 250,000
		(ii) 147.5p	(ii) 250,000
f)	Date of the transaction	25 August 2020
g)	Place of the transaction	XLON

This announcement contains inside information for the purposes of Article 7 of EU Regulation 596/2014.

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About Tiziana Life Sciences

Tiziana Life Sciences plc is a dual listed (NASDAQ: TLSA & UK AIMS: TILS) biotechnology company that focuses on the discovery and development of novel molecules to treat human diseases in oncology, inflammation and infectious diseases. In addition to milciclib, the Company will be shortly initiating phase 2 studies with orally administered foralumab for Crohn’s Disease and nasally administered foralumab for progressive multiple sclerosis. Foralumab is the only fully human anti-CD3 monoclonal antibody (mAb) in clinical development in the world. This phase II compound has potential application in a wide range of autoimmune and inflammatory diseases, such as Crohn’s Disease, multiple sclerosis, type-1 diabetes (T1D), inflammatory bowel disease (IBD), psoriasis and rheumatoid arthritis, where modulation of a T-cell response is desirable. The company is accelerating development of anti-Interleukin 6 receptor (IL6R) mAb, a fully human monoclonal antibody for treatment of IL6-induced inflammation, especially for treatment of COVID-19 patients.

For further enquiries:

United Kingdom:

Tiziana Life Sciences plc Gabriele Cerrone, Chairman and founder	+44 (0)20 7495 2379
Cairn Financial Advisers LLP (Nominated adviser) Liam Murray / Jo Turner	+44 (0)20 7213 0880
Optiva Securities Limited (Broker) Robert Emmet	+44 (0)20 3981 4173

United States:

Investors
Dave Gentry, CEO
RedChip Companies Inc.
407-491-4498
dave@redchip.com

For more information go to http://www.tizianalifesciences.com

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